UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

The Lovesac Company

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Titles of Class of Securities)

54738L109

(CUSIP Number)

June 29, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54738L109	13G	Page 2 of 15

1	NAME OF REPORTING PERSON Satori Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,293,041
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,293,041
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,293,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.09% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on 12,926,921 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (“Commission”) on June 28, 2018 plus 490,000 shares Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 3 of 15

1	NAME OF REPORTING PERSON SCGPM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,293,041
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,293,041
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,293,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.09% (2)
12	TYPE OF REPORTING PERSON OO

(2) Based on 12,926,921 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Commission on June 28, 2018 plus 490,000 shares Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 4 of 15

1	NAME OF REPORTING PERSON Sunny Vanderbeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,293,041
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,293,041
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,293,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.09% (3)
12	TYPE OF REPORTING PERSON IN

(3) Based on 12,926,921 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Commission on June 28, 2018 plus 490,000 shares Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 5 of 15

1	NAME OF REPORTING PERSON Randy Eisenman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,293,041
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,293,041
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,293,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.09% (4)
12	TYPE OF REPORTING PERSON IN

(4) Based on 12,926,921 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Commission on June 28, 2018 plus 490,000 shares Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 6 of 15

1	NAME OF REPORTING PERSON Satori Capital Strategic Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,597,103
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,597,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.90% (5)
12	TYPE OF REPORTING PERSON OO

(5) Based on 12,926,921 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Commission on June 28, 2018 plus 490,000 shares Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 7 of 15

1	NAME OF REPORTING PERSON Satori Capital Strategic Opportunities, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,597,103
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,597,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,597,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.90% (6)
12	TYPE OF REPORTING PERSON PN

(6) Based on 12,926,921 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Commission on June 28, 2018 plus 490,000 shares Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 8 of 15

1	NAME OF REPORTING PERSON Satori Capital III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 695,938
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 695,938
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.19% (7)
12	TYPE OF REPORTING PERSON OO

(7) Based on 12,926,921 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Commission on June 28, 2018 plus 490,000 shares Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

CUSIP No. 54738L109	13G	Page 9 of 15

1	NAME OF REPORTING PERSON Satori Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 695,938
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 695,938
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,938
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.19% (8)
12	TYPE OF REPORTING PERSON PN

(8) Based on 12,926,921 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding upon completion of the Issuer’s initial public offering, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Commission on June 28, 2018 plus 490,000 shares Common Stock of the Issuer issuable upon exercise of warrants issued by the Issuer to the Reporting Person.

Item 1(a).	Name of Issuer:

The Lovesac Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Landmark Square, Suite 300
Stamford, CT 06901

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Satori Capital, LLC (“Satori Capital”), SCGPM, LLC (“SCGPM”), Satori Capital Strategic Opportunities GP, LLC (“Satori CSOGP”), Satori Capital Strategic Opportunities, LP (“Satori CSO”), Satori Capital III GP, LLC (“SCIIIGP”), Satori Capital III, LP (“SCIII”), Sunny Vanderbeck and Randy Eisenman (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing filed herewith in accordance with Rule 13d-1(k)(1) under the Act.

SCGPM is wholly owned and controlled by Satori Capital, which is indirectly owned and controlled by Sunny Vanderbeck and Randy Eisenman through entities that Sunny Vanderbeck or Randy Eisenman own or control. SCGPM is the manager of Satori CSOGP and SCIIIGP and may be deemed to share voting and dispositive power with respect to the shares held by Satori CSO and SCIII. Satori CSOGP, is the general partner of Satori CSO, which directly holds 1,255,818 shares of Common Stock and 341,285 shares of Common Stock issuable upon the exercise of warrants. SCIIIGP is the general partner of SCIII, which directly holds 547,223 shares of Common Stock and 148,715 shares of Common Stock issuable upon the exercise of warrants.

Each of Satori CSOGP, SCIIIGP, SCGPM, Satori Capital, Mr. Vanderbeck, Mr. Eisenman and each entity through which Mr. Vanderbeck and Mr. Eisenman indirectly owns or controls Satori Capital disclaims beneficial ownership of the securities held by Satori CSO and SCIII.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

2501 N. Harwood St., 20th Floor, Suite 2001
Dallas, Texas 75201

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.00001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

54738L109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2018

Satori Capital, LLC
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

SCGPM, LLC
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital Strategic Opportunities GP, LLC

By:	SCGPM, LLC, its Manager
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital III GP, LLC

By:	SCGPM, LLC, its Manager

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital Strategic Opportunities, LP

By:	Satori Capital Strategic Opportunities GP, LLC, its General Partner

By:	SCGPM, LLC, its Manager

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital III, LP

By:	Satori Capital III GP, LLC, its General Partner

By:	SCGPM, LLC, its Manager

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Sunny Vanderbeck
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck

Randy Eisenman

By:	/s/ Randy Eisenman
Name:	Randy Eisenman

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

Exhibit 1

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 9th day of July 2018, by and among Satori Capital, LLC, SCGPM, LLC, Satori Capital Strategic Opportunities GP, LLC, Satori Capital Strategic Opportunities, LP, Satori Capital III GP, LLC, Satori Capital III, LP, Sunny Vanderbeck and Randy Eisenman.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Form 3, Form 4, Form 5 or Schedule 13D or Schedule 13G, and any and all amendments thereto and any other document relating thereto with respect to the beneficial ownership by each of the undersigned of the shares of common stock of The Lovesac Company (collectively, the “Filings”) required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Satori Capital, LLC
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

SCGPM, LLC

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital Strategic Opportunities GP, LLC

By:	SCGPM, LLC, its Manager
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital III GP, LLC

By:	SCGPM, LLC, its Manager

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital Strategic Opportunities, LP

By:	Satori Capital Strategic Opportunities GP, LLC, its General Partner

By:	SCGPM, LLC, its Manager

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Satori Capital III, LP

By:	Satori Capital III GP, LLC, its General Partner

By:	SCGPM, LLC, its Manager
By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Title:	President

Sunny Vanderbeck

By:	/s/ Sunny Vanderbeck
Name:	Sunny Vanderbeck
Randy Eisenman
By:	/s/ Randy Eisenman
Name:	Randy Eisenman